Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

William Lyon Homes:

We consent to the use of our report dated March 21, 2014, with respect to the consolidated balance sheets of William Lyon Homes and subsidiaries as of December 31, 2013 and 2012 (Successor), and the related consolidated statements of operations, equity (deficit) and cash flows for the year ended December 31, 2013 (Successor) and for the periods from January 1, 2012 through February 24, 2012 (Predecessor) and February 25, 2012 through December 31, 2012 (Successor) incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the plan of reorganization and application of fresh start accounting for periods subsequent to the reorganization date.

/s/ KPMG

Irvine, California

May 30, 2014